ATTACHMENT B1	PROMISSORY NOTE
BioForce Nanosciences

IOWA DEPARTMENT OF ECONOMIC DEVELOPMENT
PIAP PROGRAM

PROMISSORY NOTE

Loan Number:  03-PIAP-04

Des Moines, Iowa
$69,999
November 5, 2007

FOR VALUE RECEIVED, the undersigned (hereafter called the “Maker”) promises to pay to the order of the State of Iowa, Department of Economic Development (hereafter called the “Payee”) at its office at 200 East Grand Avenue, Des Moines, Iowa 50309, or upon notice to the Maker, at such other place as may be designated from time to time by the holder, the principal sum, as of November 5, 2007, of sixty nine thousand nine hundred and ninety nine dollars ($69,999) to be paid as follows:

The loan shall be made with an interest rate of Zero (0%) for a period of SIX (6) years, which started on 5/1/06. Equal monthly payments of ONE THOUSAND SIX HUNDRED SIXTY-SIX AND 67/100 Dollars ($1,666.67) and a FINAL PAYMENT of ONE THOUSAND SIX HUNDRED SIXTY-SIX AND 47/100 Dollars ($1,666.47).

1. Payments. All payments under the Note shall be applied in this order: (1) to interest, and (2) to principal.

2. Loan Agreement; Acceleration Upon Default. This note is issued to Maker to evidence an obligation to repay a loan according to the terms of the Loan Agreement
03-PIAP-04 of March 14, 2003 between the Payee and Maker, and at the election of the holder without notice to the Maker, shall become immediately due and payable in the event any payment is not made when due or upon the occurrence of any event of default under the terms of the Loan Agreement.

3. Reduced Amount. In the event the Maker fails to requisition and spend the full face amount of the Note as set out above, then the amount of each installment payment shall be reduced accordingly in equal amounts.

4. Security. Payment of this note is secured by a Uniform Commercial Code (UCC-1) on specific equipment. Equipment that IDED will have a 1st   position to include Dimension 3150 microscope, Epilog laser system, and Nikon LV-150 wafer inspection microscope.

In the case of a decline in the market value of the collateral, or any part thereof, the Payee may demand that additional collateral of quality and value satisfactory to holder be delivered, pledged, and transferred to holder.

5. Waiver.  No delay or omission on the part of the holder in exercising any right under this Note shall operate as a waiver of that right or of any other right under this Note.  A waive on any one occasion shall not be construed as a bar to or waiver of any right and/or remedy on any future occasion.

6. Waiver of Protest.  Each maker, surety, endorser and guarantor of this Note, expressly waives presentment, protest, demand, notice of dishonor or default, and notice of any kind with respect to this Note.

7. Costs of Collection.  The Maker will pay on demand all costs of collection, maintenance of collateral, legal expenses, and attorney’s fees incurred or paid by the holder in collecting and/ or enforcing this Note on default.

8. Meaning of Terms.  As used in this Note, “holder” shall mean the Payee or other endorsee of this Note, who is in possession of it, or the bearer hereof, if this Note is at the time payable to the bearer.  The word “Maker” shall mean each of the undersigned. If this Note is signed by more than one person, it shall be the joint and several liabilities of such persons.

9. Miscellaneous.  The captions of paragraphs in this Promissory Note are for the convenience of reference only, shall not define or limit the provisions hereof and shall not have any legal or other significance whatsoever.

ADDRESS:

BioForce Nanosciences, Inc.
1615 Golden Aspen Dr., Suite 101	BY:	/s/ Gregory D. Brown
Ames, Iowa 50010		Gregory D. Brown
Chief Financial Officer